Exhibit 1.36

ALTIA | FULL-YEAR

JANUARY–DECEMBER 2020

Financial Statements Bulletin

Exceptionally strong performance in a
COVID-19 year

January–December 2020 compared to January–December 2019

•	Reported net sales decreased by 4.8% to EUR 342.4 (359.6) million

•	In constant currencies, net sales decreased by 4.4%

•	The Finland & Exports segment’s net sales were EUR 117.2 (128.6) million

•	The Scandinavia segment’s net sales were EUR 123.9 (120.7) million; in constant currencies net sales grew by 3.9%

•	Altia Industrial’s net sales were EUR 101.2 (110.2) million

•	Comparable EBITDA was EUR 52.4 (44.8) million, 15.3% (12.4%) of net sales

•	Items affecting comparability were EUR -12.1 (-1.7) million mainly relating to the merger plan of Altia and Arcus

•	Reported EBITDA was EUR 40.3 (43.1) million, 11.8% (12.0%) of net sales

•	Net cash flow from operating activities was EUR 56.1 (52.6) million

•	Net debt / comparable EBITDA was -0.1 (0.6)

October–December 2020 compared to October–December 2019

•	Reported net sales decreased by 3.2% to EUR 106.5 (110.1) million

•	In constant currencies, net sales decreased by 3.5%

•	Comparable EBITDA was EUR 19.0 (19.7) million, 17.9% (17.9%) of net sales

•	Items affecting comparability were EUR -5.5 (0.2) million relating to the merger plan of Altia and Arcus

•	Reported EBITDA was EUR 13.5 (19.8) million, 12.7% (18.0%) of net sales

Short-term outlook 2021

Altia has decided to provide a short-term outlook but no guidance for 2021, due to the uncertainties caused by COVID-19 and the low predictability for the full year 2021, page 21.

Dividend proposal by the Board of Directors

In line with Altia’s dividend policy, Altia’s Board of Directors proposes to the Annual General Meeting that an annual dividend of EUR 0.35 per share be paid for the financial year 2020.

Arcus’ Board of Directors have similarly proposed to the Annual General Meeting of Arcus that an annual dividend of NOK 1.66 per share be paid for the financial year 2020, reflecting the relative value of Altia and Arcus agreed upon in the merger plan, meaning that dividends for the financial year 2020 to be paid by Altia and Arcus, respectively, will not have an impact on the agreed valuation of the companies for the purpose of the Altia and Arcus merger.

Altia’s Board of Directors also proposes to the Annual General Meeting that the dividend authorisation decided by the Extraordinary General Meeting 2020 to pay an extra dividend of EUR 0.40 per share to Altia's shareholders in connection with and prior to the closing of the Altia and Arcus merger be renewed.

This financial statements bulletin has been prepared in accordance with the International Financial Reporting Standards (IFRS) and IAS 34 Interim Financial Reporting as approved by the EU. The figures in the report are unaudited. A reconciliation of alternative key ratios to IFRS figures is presented in the appendix on page 35.

For important information for U.S. shareholders, please see “Important Information” on page 22.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 2

Key figures

	Q4 20	Q4 19	2020	2019
Net sales, EUR million	106.5	110.1	342.4	359.6
Comparable EBITDA, EUR million	19.0	19.7	52.4	44.8
% of net sales	17.9	17.9	15.3	12.4
EBITDA, EUR million	13.5	19.8	40.3	43.1
Comparable operating result, EUR million	14.8	15.2	35.0	26.8
% of net sales	13.9	13.8	10.2	7.5
Operating result, EUR million	9.3	15.3	22.9	25.1
Result for the period, EUR million	7.3	10.4	17.8	18.4
Earnings per share, EUR	0.20	0.29	0.49	0.51
Net cash flow from operating activities, EUR million	50.2	53.4	56.1	52.6
Net debt / comparable EBITDA	-0.1	0.6	-0.1	0.6
Average number of personnel	645	648	650	682

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 3

CEO Pekka Tennilä:

“I want to thank all employees for delivering such strong results for 2020. Last year was exceptional for us, with the outbreak of COVID-19 into a global pandemic and the challenges it brought to our business and to the health and safety of our employees. We have managed the situation very well and I am proud of the great achievements our employees have reached and for the strong commitment they have shown during this difficult year.

We ended the year with a fourth quarter largely in line with our own expectations with the COVID-19 restrictions still impacting travel retail and on-trade. In the important Christmas season, our sales of both Blossa and traditional Finnish glöggs developed well, while the sales of aquavits in Sweden were impacted by the lack of festivities and the restrictions in on-trade.

In 2020, Altia’s net sales decreased by 4.4% in constant currencies. The decline was largely driven by the negative impacts of COVID-19 restrictions on travel retail, exports and on-trade sales channels and contract manufacturing volumes. Following these restrictions, consumers have shifted purchases to the monopolies. In the Finland & Exports segment, net sales declined from the previous year due to the sales drop in travel retail and exports, while Altia’s net sales in the monopoly channel grew, driven by strong spirits sales. In the Scandinavia segment, net sales grew from the previous year driven by strong sales in the monopolies offsetting the decline in on-trade. In Altia Industrial, net sales declined due to lower contract manufacturing volumes, while we saw demand-driven growth of ethanol sales.

In 2020, our profitability improved from the previous year with comparable EBITDA increasing by 17.1% or EUR 7.6 million to EUR 52.4 million. As a result of this positive development, we have reached our long-term financial target with a comparable EBITDA margin of 15.3%. The drivers for the exceptionally strong profitability development were the Altia Industrial segment, the positive channel mix, and Group-wide cost savings measures. The reported result for the period was impacted by costs related to the Altia and Arcus merger plan booked as items affecting comparability.

Our financial position has been solid throughout the whole year with good cash flow development and strong liquidity. Net cash flow from operations improved to EUR 56.1 (52.6), driven by the positive development of working capital.

In line with Altia’s dividend policy, Altia’s Board of Directors has proposed to the Annual General Meeting that a dividend of EUR 0.35 per share be paid for the financial year 2020. The dividend will be paid in addition to the planned extra dividend of EUR 0.40 per share, which is to be paid just before the completion of the merger between Altia and Arcus.

During the year, our key priorities have been the health and safety of our employees and business continuity. My sincere thanks goes to our production teams, and also to our partners and suppliers who have supported us in keeping our operations running without major disruptions. During the pandemic our important contribution to society was to meet the increased demand of technical ethanol for hand sanitiser end-use. When the demand peaked during the first quarter, the daily amounts of denatured alcohol delivered to our customers was enough to produce around 200 000 half-litre hand sanitiser bottles.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 4

For us, sustainability is both a strategic priority and a key success factor in our business. From the beginning of 2020, we have been implementing our Sustainability Roadmap 2030 with the key goal to have carbon neutral production in 2025. The investment in a new fuel silo at the Koskenkorva plant takes us one step closer to that target. At the Rajamäki plant, we have strengthened our own capabilities in low-alc and non-alc production, which places us in an excellent position to pursue innovations in this growing category. Thanks to our commitment to further develop occupational health and safety, we have made good progress towards our long-term target of zero absences due to injuries with the injury frequence continuing to decrease also in 2020 compared to the previous year.

In 2021, we look forward to reaching an important strategic milestone with the planned merger of Altia and Arcus to form a leading Nordic wine and spirits brand house: Anora Group. We announced the merger plan in September which was approved by the shareholders at the Extraordinary General Meetings of Altia and Arcus, respectively, in November. The competition authority process is proceeding according to our expectations and in good dialogue with the competition authorities in Finland, Sweden and Norway. We continue to expect to complete the merger in H1 2021.

Looking ahead, we expect significant uncertainties in our operating environment due to continuing COVID-19 restrictions. Forecasting the recovery of the operating environment is difficult as it depends largely on the development of COVID-19, the progress of vaccinations, and changes in consumer behaviour. Due to these uncertainties the predictability is weak for the full year 2021, and we have decided to provide a short-term outlook but no guidance for 2021.”

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 5

Financial review

Seasonality

Substantial seasonal fluctuations in the consumption of alcoholic beverages impact Altia’s net sales and cash flow. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, and significantly lower amounts during the first quarter. In addition, excise taxes related to the high season at the end of the year are paid in January, resulting in large cash outflows at the beginning of the year.

Net sales

Full year

In 2020, Altia’s reported net sales decreased by 4.8% to EUR 342.4 (359.6) million. In constant currencies, net sales decreased by 4.4%. The net sales decline is due to the significant negative COVID-19 impacts on sales in travel retail, exports and on-trade channels as well as on contract manufacturing volumes. Furthermore, the lower barley price in Altia Industrial and the business model change in Denmark (Q2 2019) have impacted net sales negatively.

Net sales of beverage products decreased by 2.7% in constant currencies. Altia’s net sales in all three monopolies increased supported by the high market volumes. Spirits sales in the monopolies grew but this did not offset the decline in travel retail, exports and on-trade sales due to COVID-19. In wine, net sales decreased from last year’s level, driven by partner portfolio changes in Q2 2020 and the release of a tax provision (EUR 0.5 million) in Q2 2019. The net sales decline in Other beverages was due to partner portfolio changes last year (Q3 2019).

Q4

In the fourth quarter, Altia’s reported net sales decreased by 3.2% to EUR 106.5 (110.1) million. In constant currencies, net sales decreased by 3.5%. The net sales decline is due to the sales drop in travel retail and the decreased contract manufacturing volumes.

Net sales of beverage products decreased by 2.2% in constant currencies. Despite the good performance in the monopolies, spirits sales declined due to travel retail. Wine sales developed strongly in Norway, but this did not offset the negative impact from partner portfolio changes in Q2 2020. The sales of glöggs developed well both in Sweden and Finland.

Net sales by segment

EUR million	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Finland & Exports	34.4	37.8	-9.0	117.2	128.6	-8.9
Scandinavia	46.4	44.5	4.4	123.9	120.7	2.7
Altia Industrial	25.7	27.8	-7.7	101.2	110.2	-8.2
Total	106.5	110.1	-3.2	342.4	359.6	-4.8

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 6

Net sales by product category

EUR million	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Spirits	35.3	35.7	-1.1	119.1	121.3	-1.8
Wine	44.6	45.8	-2.6	119.5	124.9	-4.4
Other beverages	0.9	0.8	12.5	2.5	3.1	-19.7
Industrial products and services	25.7	27.8	-7.7	101.2	110.2	-8.2
Total	106.5	110.1	-3.2	342.4	359.6	-4.8

Profitability and result for the period

Full year

In 2020, comparable EBITDA, i.e. EBITDA excluding items affecting comparability (IAC), was EUR 52.4 (44.8) million, which is 15.3% (12.4%) of net sales. Items affecting comparability totalled EUR -12.1 (-1.7) million and were mainly related to the Altia and Arcus merger plan. Reported EBITDA was EUR 40.3 (43.1) million.

In 2020, the improvement in comparable EBITDA amounted to EUR 7.6 million. The drivers for the solid profitability development were the Altia Industrial segment, strong sales and continued revenue management in the monopolies, as well as Group-wide cost savings measures related to COVID-19. In Altia Industrial, the significant improvement was related to strong ethanol sales, supply chain efficiencies and the lower barley price during the first nine months of the year.

The release of a tax provision (EUR 0.5 million) in Q2 2019 and the sale of emission rights (EUR 0.8 million) in 2019 impacts year-on-year comparison negatively.

Comparable EBITDA by segment

EUR million	Q4 20	Q4 19	2020	2019
Finland & Exports	6.0	7.3	19.8	20.6
Scandinavia	9.5	9.1	14.2	12.1
Altia Industrial	4.2	4.5	17.9	11.4
Other	-0.8	-1.3	0.5	0.7
Total	19.0	19.7	52.4	44.8
% net sales	17.9	17.9	15.3	12.4

Items affecting comparability

EUR million	Q4 20	Q4 19	2020	2019
Comparable EBITDA	19.0	19.7	52.4	44.8
Net gains or losses from business and assets disposals	-	0.3	-	0.1
Costs for closure of business operations and restructurings	-	-0.1	-0.3	-0.2
Major corporate projects
Costs related to the closed voluntary pension scheme	-	-	-0.5	-1.6
Costs related to the merger plan of Altia and Arcus	-5.5	-	-11.4	-
Total items affecting comparability	-5.5	0.2	-12.1	-1.7

EBITDA	13.5	19.8	40.3	43.1

Items affecting comparability are presented in the appendix on page 35.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 7

Other operating income amounted to EUR 6.2 (7.6) million, including income from the sales of emission allowances of EUR - (0.8) million; income from the sales of mainly steam, energy and water of EUR 3.3 (3.4) million, and rental income of EUR 1.4 (1.3) million.

Employee benefit expenses totalled EUR 49.1 (45.9) million, including EUR 38.1 (34.2) million in wages and salaries. Of the employee benefit expenses, EUR 2.0 (-) million were related to the Altia and Arcus merger plan and have been classified as items affecting comparability (IAC) in the comparable EBITDA calculation.

Other operating expenses amounted to EUR 66.6 (65.0) million. Of the other operating expenses, EUR 9.3 (-) million were related to the Altia and Arcus merger plan and have been classified as items affecting comparability (IAC) in the comparable EBITDA calculation. Cost savings were made in marketing, travel and representation, and purchased services due to COVID-19.

Net financial expenses amounted to EUR 2.9 (2.2) million. The share of profit in associates and income from interests in joint operations totalled EUR 1.2 (1.6) million.

Taxes for the reporting period were EUR 3.5 (6.2) million corresponding to a tax rate of 16.5% (25.1%). The higher tax rate in the comparison period was related to a tax provision related to the outcome of a tax audit in France and to Denmark where no deferred tax asset was booked related to the loss from the restructuring in spring 2019.

The result for the period amounted to EUR 17.8 (18.4) million, and earnings per share were EUR 0.49 (0.51).

Q4

In the fourth quarter, comparable EBITDA was EUR 19.0 (19.7) million, 17.9% (17.9%) of net sales. Items affecting comparability totalled EUR -5.5 (0.2) million and were related to the Altia and Arcus merger plan. Reported EBITDA was EUR 13.5 (19.8) million.

Cash flow, balance sheet and investments

Full year

In 2020, net cash flow from operations totalled EUR 56.1 (52.6) million. The improvement of net cash flow from operations was driven by the positive development of working capital. The higher sales to the monopolies impacted net working capital development positively due to increased amounts of sold receivables in Finland and Sweden, and also due to increased amounts of excise taxes and VAT payable. The receivables sold amounted to EUR 91.9 (76.7) million at the end of the period.

At the end of the reporting period, the Group’s net debt amounted to EUR -3.9 (28.9) million. Cash and cash equivalents amounted to EUR 130.7 (64.2) million, while the interest-bearing debt amounted to EUR 126.8 (93.1) million. Gearing at the end of the reporting period was -2.5% (19.1%) and the equity ratio was 34.3% (37.8%). The reported net debt to comparable EBITDA was -0.1 (0.6) times.

The Group has a revolving credit facility of EUR 60.0 (60.0) million, of which EUR 0.0 (0.0) million was in use at the end of the reporting period. The nominal value of commercial papers issued amounted to EUR 40.0 (0.0) million at the end of the reporting period. Altia Group’s liquidity position has been strong throughout the period due to the positive development of operational cash flow and the actions to secure liquidity during the pandemic by issuing commercial papers.

The total in the consolidated balance sheet was EUR 455.6 (400.2) million at the end of the period. The growth of the total balance sheet is related to the excess cash position maintained by the Group following commercial paper issues and a strong operational cash flow.

In 2020, gross capital expenditure totalled EUR 7.0 (6.8) million. At the Rajamäki alcoholic beverage plant production process investments such as the de-alcoholisation process were completed. The investment in a new bag-in-box line was initiated with expected ramp-up in Q1 2021. At the Koskenkorva plant, the investment in a new fuel silo was completed according to Altia’s long-term plan to reduce CO2 emissions. Furthermore, a number of maintenance and safety related investments were carried out at the Rajamäki and Koskenkorva plants.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 8

Q4

In the fourth quarter, net cash flow from operations totalled EUR 50.2 (53.4). The good development in working capital did not fully offset the higher total amount of items affecting comparability in the result.

Balance sheet key figures

	2020	2019
Reported net debt / comparable EBITDA	-0.1	0.6
Borrowings, EUR million	116.1	82.6
Net debt, EUR million	-3.9	28.9
Equity ratio, %	34.3	37.8
Gearing, %	-2.5	19.1
Capital expenditure, EUR million	-7.0	-6.8
Total assets, EUR million	455.6	400.2

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 9

Impacts of COVID-19

The COVID-19 restrictions have a significant impact on Altia’s operating environment and sales channels. The predictability is low due to the continuously shifting restrictions and hence forecasting is difficult. The key impacts and uncertainties of COVID-19 are described below.

Consumer beverages (Finland & Exports and Scandinavia segments)

•	Of Altia’s beverage sales channels, travel retail, exports and on-trade are restricted or closed due to COVID-19 restrictions.

•	Despite consumers shifting purchases of alcoholic beverages to monopolies the sales to monopolies have not compensated for the shortfall coming from travel retail, exports and on-trade.

~~•~~	The recovery of travel retail, exports and on-trade depends on the level and extent of government restrictions and recommendations on travelling, social distancing, restaurant opening hours and sales of alcoholic beverages.

•	The pace of recovery is difficult to estimate. It is affected by changes in consumer behaviour and expected to vary across sales channels: on-trade channels could be expected to recover faster than travel retail.

•	Uncertainty in the sales to the monopoly channel is related to 1) the monopoly channel remaining open and continuing normal operations which could be dependent on, for example, the health of the monopolies’ personnel and political decision-making, and to 2) Altia’s ability to deliver products.

Altia Industrial

•	Uncertainty is high both in industrial products and services. The demand for starch has weakened due to the decreased demand for printing paper. The ethanol market is expected to stay tight but stable. Due to the continued increased demand for ethanol on global markets, purchase prices for imported ethanol have increased, lowering technical ethanol margins. The impact of COVID-19 on volumes in industrial services is expected to continue.

•	Uncertainty in Altia’s ability to deliver to the beverage sales channels (monopolies and grocery trade) is related to the availability of products and raw materials such as bulk wine, dry goods and partner goods.

•	The risks related to the health and safety of Altia’s employees in Altia’s production and logistics operations remain high. The risk for supply chain disturbances continues to be high. Uncertainty concerning the availability of machinery spare parts and the maintenance workforce continues.

Measures to adjust cost structure

•	Close follow-up of sales and profitability development continues, and additional cost savings actions are implemented when necessary.

Group financial position

•	COVID-19 may impact Altia’s financial position in many ways and increase the uncertainty related to the values of its assets. Due to this Altia has assessed the impact of the pandemic on its financial position and has considered the values of assets and liabilities that include critical accounting estimates and require management judgement. The identified and expected effects have been taken into consideration in the reported figures and in the forecasts requiring management judgement.

•	The value of Inventory is monitored on a regular basis also for slow moving items. COVID-19 has not had a material impact on the value of inventory.

•	The credit risk of trade receivables and the amount of bad debt provision have been analysed thoroughly at the end of reporting period with the conclusion being there is sufficient provision in place.

•	The strict focus on net working capital management with issuing commercial papers ensured that Altia’s liquidity position was good throughout the review period.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 10

Market development in 2020

The exceptionally high market volumes in the Nordic monopolies were related to the channel shift following the COVID-19 restrictions. During the year, governments and health authorities issued travel and social gathering restrictions, as well as limitations on the sales of alcoholic beverages and number of customers in the on-trade outlets. Following these restrictions, consumers shifted purchases of alcoholic beverages from travel retail and the on-trade to the monopolies.

In 2020, the market volumes in the Nordic monopolies grew by a total of 17.1%. Spirits market volumes grew by 18.5%, and the channel shift was seen in premium spirits brands, which are normally widely sold in travel retail, for example. Wine market volumes grew by 16.9%, and within wines, the share of bag-in-boxes grew.

Development of wine and spirits sales volumes in the Nordic retail monopolies

% change compared to previous year	Q4 20	Q4 19	2020	2019
Nordics, total sales volumes	+18.6	+1.4	+17.1	+0.1
Spirits	+21.6	+0.9	+18.5	+1.0
Wine	+18.1	+1.5	+16.9	+0.0
Finland, total sales volumes	+14.8	-2.9	+13.7	-2.6
Spirits	+13.2	-3.7	+10.4	-2.0
Wine	+15.4	-2.6	+15.0	-2.8
Sweden, total sales volumes	+9.7	+2.6	+10.0	+1.0
Spirits	+19.5	+4.4	+18.8	+3.9
Wine	+8.6	+2.4	+9.2	+0.7
Norway, total sales volumes	+45.7	+2.6	+40.4	+0.4
Spirits	+37.9	+3.0	+32.1	+1.6
Wine	+47.2	+2.5	+41.8	+0.2

Source: Based on sales volumes by litre published by Alko, Systembolaget, Vinmonopolet.

Finland

In 2020, the Finnish retail monopoly’s spirits and wine sales volumes were up by 13.7% compared with the previous year.

Spirits market volumes grew by 10.4%, with growth in all categories. The high growth categories were gin, whiskies, rum and grape spirits. Wine market volumes grew by 15.0%. The large red and white wine categories grew by 15.2% and 17.1% respectively. Rosé wines grew by 39.7%.

Sweden

In 2020, the Swedish retail monopoly’s spirits and wine volumes were up by 10.0% compared with the previous year.

Spirits market volumes grew by 18.8%. The high growth categories were gin, whiskies, rum and bitters. The aquavit category declined. Wine market volumes grew by 9.2%. The large red and white wine categories grew by 6.8% and 10.0% respectively. Rosé wines grew by 22.1%.

Norway

In 2020, the Norwegian retail monopoly’s spirits and wine volumes were up by 40.4% compared with the previous year.

Spirits market volumes grew by 32.1%, with growth in all categories. The high growth categories were gin, rum, aquavit and whiskies. Wine market volumes grew by 41.8%. The large red and white wine categories grew by 40.3% and 44.2% respectively. Rosé wines grew by 72.5%.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 11

Business Review

Finland & Exports

The Finland & Exports segment comprises the import, sale and marketing of wines, spirits and other beverages in Finland and the Baltics, as well as exports and travel retail.

	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Net sales, EUR million	34.4	37.8	-9.0	117.2	128.6	-8.9
Comparable EBITDA, EUR million	6.0	7.3	-17.6	19.8	20.6	-3.7
Comparable EBITDA, % of net sales	17.6	19.4		16.9	16.0
Average number of personnel	94	86		90	89

Net sales by product category

EUR million	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Spirits	19.4	21.7	-10.6	67.6	75.1	-10.0
Wine	14.6	15.8	-7.6	48.3	52.5	-7.9
Other beverages	0.4	0.3	33.3	1.3	1.0	26.3
Total	34.4	37.8	-9.0	117.2	128.6	-8.9

Net sales

In 2020, net sales in the Finland & Exports segment were EUR 117.2 (128.6) million, down by 8.9% from the previous year. The net sales decline was due to the sales drop in travel retail, exports and on-trade where the negative impact of COVID-19 was significant. Spirit sales declined due to travel retail and exports, and wine sales declined due to partner portfolio changes in Q2 2020 and the release of a tax provision (EUR 0.5 million) in Q2 2019. In Finland, the market volumes in the monopoly were high as consumers shifted purchases from the restricted sales channels to the monopoly. Altia’s net sales in the monopoly grew from the previous year, driven by strong spirits sales. In the Finnish grocery trade, net sales grew steadily driven by new launches and improved distribution. In the Baltics, the positive development in the domestic grocery trade offset the decrease in harbour and border trade.

In the fourth quarter, net sales were EUR 34.4 (37.8) million, down by 9.0% from the previous year. The decline in net sales is due to the decline in travel retail. Altia’s net sales in the monopoly grew, driven by strong spirits sales. In wine, the new wine partners (Q3 2020) have partly offset the negative impact of partner portfolio changes (Q2 2020). The sales of both Blossa and traditional Finnish glöggs in both the monopoly and grocery trade developed positively.

Comparable EBITDA

In 2020, comparable EBITDA was EUR 19.8 (20.6) million, 16.9% (16.0%) of net sales. The positive channel mix, revenue management and implemented cost savings have partly offset the negative impact of lost volumes due to COVID-19, which drives full-year profitability below last year’s level. The release of a tax provision (EUR 0.5 million) in Q2 2019 impacts year-on-year comparison negatively.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 12

In the fourth quarter, comparable EBITDA was EUR 6.0 (7.3), 17.6% (19.4%) of net sales. The decline in profitability is due to lost volumes in travel retail and exports.

Business events

In 2020, Altia launched several new innovations in Finland. The Koskenkorva brand was extended with, for example, Koskenkorva 7 Botanicals and Koskenkorva Espresso, Lemon and Mojito liqueurs. The Leijona brand was extended with new mild spirits such as Leijona Bahama Mango Mojito, and Jaloviina successfully launched Jaloviina Hanki liqueur through order assortment. In the grocery trade, both the Koskenkorva and Leijona brands were extended with new products such as the Koskenkorva Green, the first organic ready-to-drink product in the Koskenkorva RTD offering. Leijona RTD offering launched a new packaging design and three new flavours.

In Q2, Altia partnered with Underberg to enter the German market with Koskenkorva Vodka and O.P. Anderson Aquavit. The long-term partnership includes the sales, marketing and distribution of Koskenkorva Vodka Original and O.P. Anderson Original Aquavit. The launch was slowed down by the significant lockdowns in Germany, but in Q4 the distribution footprint in the retail channel expanded with a number of new listings.

The wine portfolio in Finland was strengthened with new distribution agreements with two German wine producers: F. W. Langguth Erben GmbH & Co. KG and Leitz Weingut.

The targeted long-term work, change in consumer behaviour, and COVID-19 supported a strong development of Altia’s digital platforms viinimaa.fi and nordicspirits.com, and visits to both sites increased significantly. This further strengthens Viinimaa’s position as a leading wine marketing platform in Finland. During 2020, Altia arranged virtual events such as online tastings for customers, consumers, journalists and influencers. The Nordic Spirits site, Altia’s ecommerce sales channel in Germany, was further developed and a direct sales channel in Amazon was opened.

In Finland, Altia has supported its on-trade customers that have been hit by the COVID-19 crisis through different campaigning, for example, in social media.

Scandinavia

The Scandinavia segment comprises the import, sale and marketing of wines, spirits and other beverages in Sweden, Norway and Denmark.

	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Net sales, EUR million	46.4	44.5	4.4	123.9	120.7	2.7
Comparable EBITDA, EUR million	9.5	9.1	4.7	14.2	12.1	18.0
Comparable EBITDA, % of net sales	20.5	20.4		11.5	10.0
Average number of personnel	77	67		74	74

Net sales by product category

EUR million	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Spirits	15.9	14.0	13.6	51.5	46.2	11.5
Wine	30.0	30.0	0.0	71.2	72.4	-1.7
Other beverages	0.5	0.5	0.0	1.2	2.1	-42.2
Total	46.4	44.5	4.4	123.9	120.7	2.7

Net sales

In 2020, net sales in the Scandinavia segment were EUR 123.9 (120.7) million, up by 2.7% from the previous year. In constant currencies, net sales grew by 3.9%. The net sales growth was supported by the high market volumes in the monopolies as consumers have shifted purchases to the monopolies due to COVID-19. In Sweden, Altia’s net sales grew, driven by strong spirits sales in the monopoly, while wine sales were negatively impacted by partner portfolio changes in Q2 2020. In Norway, net sales grew in both wine and spirits, driven by market volumes in the monopoly. The net sales decline in Other beverages is due to partner portfolio changes (Q2 2019). The business model change in Denmark (Q2 2019) impacted net sales negatively.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 13

In the fourth quarter, net sales were EUR 46.4 (44.5) million, up by 4.4% from the previous year. In constant currencies, net sales grew by 3.6%. The net sales growth was driven by strong sales in the monopolies. The strong wine sales in Norway have offset the decline from partner portfolio changes in Q2 2020. In Denmark, net sales developed positively, driven by good development in domestic grocery trade. Blossa sales performed well, proving its strong brand equity, and in aquavits the lack of festivities and restrictions in on-trade in Sweden had a negative impact as expected.

Comparable EBITDA

In 2020, comparable EBITDA was EUR 14.2 (12.1) million, 11.5% (10.0%) of net sales. Profitability improvement was driven by all three markets. In Sweden and Norway, the growth in monopoly sales and revenue management supported profitability improvement. In Denmark, the profitability improvement is related to the business model change (Q2 2019). Comparable EBITDA was impacted negatively by the development of the Norwegian krona.

In the fourth quarter, comparable EBITDA was EUR 9.5 (9.1) million, 20.5% (20.4%) of net sales.

Business events

In 2020, Altia made several product launches in Sweden and Norway during the period. To address the growing gin category, Altia launched Hernö Pink Gin, Explorer Pink Gin and, under the O.P. Anderson brand, an organic dry gin. Koskenkorva liqueurs such as Koskenkorva Ginger and Lemon were introduced. The Xanté brand was extended with Xanté Rum & Pear and Coconut Cream & Pear liqueurs. Ahead of the glögg season, new exciting novelties were launched in the Blossa offering: the annual Blossa 2020 and a new flavour “Blossa Saffran”.

Altia received reports of few broken Blossa Sparkling bottles in the fourth quarter. There were no injuries in connection with these. Altia’s highest priority is the high quality and safety of its products, so as a precautionary measure, all Blossa Sparkling products were withdrawn from stores. No other Blossa products were concerned.

Altia and Distell renewed the contract for the distribution and marketing of Distell’s brands in Sweden, Finland, Norway and travel retail in the Nordics. Distell and Altia have had a long collaboration with each other for nearly two decades.

With COVID-19 and the on-trade business being hit significantly, Altia established a scholarship – Altia krOgfolk-hjälpen – directed at employees in the restaurant business and those who have been hit by COVID-19. The scholarship provides financial support for professional training.

In 2020, folkofolk.se further strengthened its position as Sweden’s leading lifestyle wine and spirits marketing platform. The site traffic to folkofolk.se reached an all-time high and visits more than doubled from the previous year. This is a result of the targeted development work on search engine optimisation, user experience and content.

Altia Industrial

The Altia Industrial segment comprises Koskenkorva plant operations, starch, feed component and technical ethanol businesses, as well as contract manufacturing services. It also includes supply chain operations, i.e. production operations in different countries, customer service, logistics and sourcing.

	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Net sales, EUR million	25.7	27.8	-7.7	101.2	110.2	-8.2
Comparable EBITDA, EUR million	4.2	4.5	-6.4	17.9	11.4	56.5
Comparable EBITDA, % of net sales	16.5	16.3		17.6	10.4
Average number of personnel	393	408		404	426

Net sales

In 2020, net sales in the Altia Industrial segment were EUR 101.2 (110.2), down by 8.2% from the previous year. The net sales decline was driven by the decrease of contract manufacturing volumes due to COVID-19. The demand for technical ethanol has been strong during the COVID-19 pandemic, and Altia’s volumes have been at a higher level compared to the previous year. Starch was negatively impacted by lower volumes due to a weak demand for printing paper and the lower barley price during the first nine months of the year.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 14

In the fourth quarter, net sales were EUR 25.7 (27.8) million, down by 7.7% from the previous year. The decline in net sales was mainly driven by the decreased contract manufacturing volumes.

Comparable EBITDA

In 2020, comparable EBITDA was EUR 17.9 (11.4) million, 17.6% (10.4%) of net sales. The improvement in profitability was related to the positive development of technical ethanol and improved supply chain efficiencies as well as the lower barley price during the first nine months of the year.

In the fourth quarter, comparable EBITDA was EUR 4.2 (4.5) million, 16.5% (16.3%) of net sales. Higher operating expenses and scrapping costs related to the Blossa Sparkling recall have impacted comparable EBITDA negatively. In addition, the sale of emissions rights in 2019 impact year-on-year comparison.

Production volumes and key projects

During 2020, the Rajamäki alcoholic beverage plant in Finland produced 56.8 (65.8) million litres of spirits and wine.

In 2020, the Koskenkorva Distillery reached all-time high volume of grain consumption and significant growth in ethanol production. The plant has run at full capacity during the period and 214 (212) million kilos grain was consumed. Grain spirits production was 23.4 (22.2) million kilos including technical ethanols, starch production was 64.1 (65.1) million kilos, and feed component production was 66.4 (65.6) million kilos.

A new fuel silo was commissioned at the Koskenkorva plant which further increases the share of renewable energy in the plant’s energy production. At an annual level, the investment can help Altia achieve a 20 per cent decrease in carbon dioxide emissions, which takes Altia one step closer to its target of carbon-neutral production by 2025.

At the Rajamäki alcoholic beverage, plant a de-alcoholisation production process was implemented. This new capability strengthens Altia’s opportunities to launch new low-alc and non-alc products in line with our long-term sustainability target.

Altia and Brown-Forman renewed the Finlandia Vodka production agreement. The renewed agreement runs until 2035.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 15

Key events in 2020

The key events during the period were:

•	29 January: Proposals by Altia’s Shareholders’ Nomination Board to the Annual General Meeting 2020

•	13 February: Altia’s Financial Statements Bulletin 2019: Solid Q4 supported profitability improvement

•	13 February: Notice of the Annual General Meeting 25 March 2020

•	13 February: New earning period in the share-based long-term incentive scheme for the management and key employees of Altia

•	2 March: Annual Report 2019 and Remuneration Policy published

•	17 March: Altia delivers large amounts of ethanol to be used as key ingredient in hand sanitisers – deliveries enough to create up to 200 000 sanitiser bottles per day

•	18 March: Altia postpones its Annual General Meeting 2020

•	30 March: Altia adjusts its operations and prepares for changes in the amount of work

•	6 April: Altia partners with Underberg to enter the German market with Koskenkorva Vodka and O.P. Anderson Aquavit

•	29 April: Q1 2020 Business Review: Profitability improved in a solid Q1, uncertainty for the rest of the year, guidance is suspended

•	4 May: Change in Altia’s Executive Management Team

•	13 May: Notice of the Annual General Meeting

•	13 May: Altia’s Board of Directors amends its previous dividend proposal to the Annual General Meeting

•	4 June: Decisions taken by Altia’s Annual General Meeting 2020 and Altia’s Board of Directors

•	1 July: Composition of Altia’s Shareholders’ Nomination Board

•	13 August: Altia and Brown-Forman to prolong production agreement of Finlandia Vodka

•	19 August: H1 2020 Half-Year Report: Strong result in exceptional market environment

•	2 September: Investment at Altia’s Koskenkorva plant has cut carbon dioxide emissions by 1 000 tonnes in three months

•	29 September: Altia and Arcus to join forces to form a leading wine and spirits brand house

•	29 September: Proposals by the Shareholders’ Nomination Board of Altia to the Extraordinary General Meeting resolving on the merger between Altia Plc and Arcus ASA

•	2 October: Notice of the Extraordinary General Meeting

•	23 October: The Finnish Financial Supervisory Authority has approved the prospectus prepared for the merger of Altia Plc and Arcus ASA

•	6 November: Q3 2020 Business Review: Strong third quarter, guidance updated

•	12 November: Altia’ Extraordinary General Meeting has approved the merger of Altia Plc and Arcus ASA

•	16 November: Altia’s Board of Directors has decided on the payment of the second dividend instalment of EUR 0.21 per share for the financial year 2019

•	18 November: Altia named Vodka Producer of the Year in the prestigious International Spirits Challenge 2020

•	15 December: The Swedish Competition Authority moves it investigation of the combination of Altia and Arcus into phase II

•	21 December: The Norwegian Competition Authority moves it investigation of the combination of Altia and Arcus into phase II

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 16

Altia’s share

Altia’s shares are listed on the Nasdaq Helsinki. All shares carry one vote and have equal voting rights. The trading code of the shares is “ALTIA”, and the ISIN code is FI4000292438.

Issued shares and share capital

At the end of the reporting period, Altia Plc's share capital amounted to EUR 60 480 378.36 and the number of issued shares was 36 140 485.

Shareholders and trading

At the end of December 2020, Altia had 21 083 registered shareholders. During 2020, the highest share price was EUR 10.40 and the lowest price was EUR 7.01. The closing price of Altia’s share on 30 December 2020 was EUR 9.98, and the market capitalisation was approximately EUR 360.7 million.

Ownership structure by sector (at the end of the period)

Sector	Number of shares	% of shares
Public sector	15 641 386	43.3
Financial and insurance corporations	8 984 661	24.9
Households	8 213 480	22.7
Non-financial corporations	2 185 942	6.0
Non-profit institutions	779 565	2.2
Rest of the world	335 451	0.9
Total	36 140 485	100.0

Source: Euroclear Finland

10 largest shareholders (at the end of the period)

	Shareholder	Number of shares	% of shares
1	Prime Minister’s Office	13 097 481	36.2
2	Ilmarinen Mutual Pension Insurance Company	1 113 300	3.1
3	Varma Mutual Pension Insurance Company	1 050 000	2.9
4	WestStar Oy	684 085	1.9
5	Veritas Pension Insurance Company Ltd.	355 530	1.0
6	FIM Fenno Sijoitusrahasto	207 908	0.6
7	Säästöpankki Kotimaa	150 000	0.4
8	Mandatum Life Insurance Company Limited	146 860	0.4
9	Petter and Margit Forsström´s Foundation	140 200	0.4
10	Takanen Jorma	122 617	0.3
	Total	17 067 981	47.2
	Nominee-registered shares	8 519 390	23.6

Source: Euroclear Finland

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 17

Flagging notifications

During the period October–December 2020, Altia was informed of the following changes in ownership:

•	On 7 October, Lazard Asset Management LLC notified of their ownership exceeding the threshold of 5% with a holding of 5.02% of which 1.47% are shares with voting rights attached.

•	On 30 October, Lazard Asset Management LLC notified of their ownership falling below the threshold of 5% with a holding of 4.99% of which 1.45% are shares with voting rights attached.

•	On 5 November, Lazard Asset Management LLC notified of their ownership exceeding the threshold of 5% with a holding of 5.36% of which 1.44% are shares with voting rights attached.

•	On 18 December, Valtion kehitysyhtiö Vake Oy transferred 13 097 481 shares to the State of Finland. Valtion kehitysyhtiö Vake Oy is a company fully owned by the State of Finland and thereby fully controlled by the State of Finland.

Governance

Extraordinary General Meeting 2020

Altia’s Extraordinary General Meeting was held in Helsinki on 12 November 2020. The meeting approved the merger plan of Altia Plc and Arcus ASA.

Dividend payment

On 16 November, Altia’s Board of Directors decided, on the basis of the authorisation by the Annual General Meeting 2020, on the payment of the second dividend instalment of EUR 0.21 per share. The second dividend instalment was paid on 25 November 2020 to a shareholder registered in the shareholders’ register held by Euroclear Finland Oy on the record date 18 November 2020.

Merger of Altia and Arcus

The Boards of Directors of Altia Plc and Arcus ASA jointly announced on 29 September 2020 that Altia and Arcus had entered into a combination agreement to form a leading Nordic wine and spirits brand house. The combination will be implemented as a statutory cross-border absorption merger whereby Arcus will be merged into Altia and dissolved.

On 12 November 2020, the Extraordinary General Meetings of Altia and Arcus, respectively, approved the merger plan.

On 15 December, 21 December 2020 and 8 January 2021, respectively, Altia published stock exchange releases about the decisions by the Swedish, Norwegian and Finnish competition authorities to move their investigations into phase II. The possibility of competition authority investigations moving into phase II has been considered in the expected closing schedule, and hence Altia and Arcus continue to expect to obtain the merger control approvals and to complete the merger during the first half of 2021.

More information about the merger is available at: https://altiagroup.com/investors/merger.

Personnel

In 2020, Altia Group had an average of 650 (682) employees. On 31 December 2020, Altia Group had 637 (632) employees, of whom 378 (381) were employed in Finland, 115 (110) in Sweden, 4 (4) in Denmark, 23 (21) in Norway, 34 (31) in Latvia, 58 (60) in Estonia, and 25 (25) in France. There were no significant changes in the number of personnel during the year.

During the COVID-19 pandemic, a key priority has been the health and safety of Altia’s employees and business continuity. When possible, Altia’s employees moved to remote work as of mid-March 2020. At the production facilities where personnel is needed on-site, hygiene measures and routines were further strengthened. As a measure to mitigate the impacts of COVID-19, Altia implemented temporary lay-offs in Finland, Sweden and Norway. The temporary lay-offs affected approximately 180 persons.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 18

Sustainability

As of February 2020, sustainability has been incorporated into the core of Altia’s strategy, together with Altia’s purpose, Let’s Drink Better, which aims for a more sustainable drinking culture. For Altia, sustainability is both a strategic priority and a key success factor in business. The Koskenkorva Distillery and its award-winning circular economy case are found at the heart of Altia’s sustainability thinking. Altia’s sustainability work in all fronts aims to achieve the position of the most sustainable drinks company in the Nordics.

Altia’s Sustainability Roadmap in implementation

From the beginning of 2020, Altia has been guiding its responsibility efforts according to the Sustainability Roadmap 2030. The roadmap sets ambitious, numerical targets to the four focus areas. The key target is to have carbon neutral production in 2025 without using compensations. Below are examples of initiatives implemented in 2020.

1. Our Distillery: Carbon neutral production

A new fuel silo was commissioned at the Koskenkorva plant which further increases the share of renewable energy in the plant’s energy production. At an annual level, the investment can help achieve a 20 per cent decrease in carbon dioxide emissions, which takes Altia one step closer to its target of carbon-neutral production by 2025.

The waste utilisation rate for Altia production sites was 99.5% (99.5%).

Altia advocated more sustainable farming practices and has developed the world’s first vodka, Koskenkorva Climate Action, that has been made from regeneratively farmed barley, a method that binds carbon to ground.

2. Our Society: 10% of portfolio low or non-alcoholic drinks

In Altia’s spirits portfolio, over 10% of the recipes are already below the low alcoholic ABV limit (ABV less than 30 % in spirits and 10% in wines). In 2020, ten new low-alcoholic products were launched and the lowering of the ABV programme continued from 2019.

3. Our Drink: 100% recyclable packaging

In 2020, Altia’s first products packed in rPET bottles that include recycled plastic were introduced. Within PET bottles, Altia’s aim is to increase the content of recycled plastic to 100% by 2030 compared to the EU requirement of 30% by 2030.

4. Our People: Zero absence due to injuries

The injury frequency has decreased during the reporting period. Safety observations have increased to 2.3 per person (2019: 1.2), exceeding Altia’s target of 2.0 for 2020. Altia received a level 2 rating for its operations in Finland from the Zero Accidents Forum, which is a network of Finnish companies coordinated by The Finnish Institute for Occupational Health. Altia has been improving its rating yearly and the aim is level 1.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 19

Altia awarded gold medal in Ecovadis sustainability rating

In April, Altia was awarded the Gold Medal in EcoVadis Corporate Social Responsibility rating. Altia received 71/100 points and scored higher than 98% of all the companies rated.

Sustainability key figures

The progress of the key figures during the reporting period has been according to the targets.

	2020	2019
Sickness absences, %	4.0	3.7
Total Registered Injury Frequency, TRIF	12	14
Lost Time Injury Frequency, LTIF	7	9

	2020		2019
	Koskenkorva	Rajamäki and Tabasalu	Koskenkorva	Rajamäki and Tabasalu
Energy efficiency (MWh/m3 of product or tonne of barley)	0.71	0.28	0.63	0,27
Water efficiency (m3/m3 of product or tonne of barley) (1)	2.33	2.01	1.49	1.65
Quality of waste water (kg COD/m3 of product or tonne barley) (2)	4.09	2.09	3.37	2.29

(1) With regards to Rajamäki, the indicator includes water consumption at the alcohol beverage plant. The water consumption indicator for the Rajamäki plant of the Industrial Products Unit is not material to the operations.

(2) The waste water quality indicator is not monitored at the Tabasalu plant.

Short-term risks and uncertainties

The most significant uncertainties in the company’s operations relate to the overall economic development and its impacts on consumption, as well as the effects of alcohol taxes and legislation on consumer behaviour. Unexpected and unforeseen disruptions in production and deliveries form the major short-term risks related to operations, as well as sudden and significant changes in prices of raw materials, especially related to barley.

Altia Plc’s Board of Directors has confirmed the Group Risk Management Policy. Risk management is aimed at supporting the implementation of Altia Group’s strategy, the identification of risks and methods for reducing the probability and impacts of risks, as well as ensuring business continuity. Risks may arise from internal or external events.

Outlook for 2021

Market outlook

The development of the Group’s business operations and profitability are affected by the competitive environment, the overall economic outlook and changes in alcohol taxation and regulation. Uncertainty related to changes in consumer buying behaviour and consumer demand continues. In addition, overall fluctuations of direct product costs affect the Group’s profitability.

COVID-19 update: Of Altia’s beverage sales channels, travel retail, exports and on-trade are restricted or closed due to COVID-19 restrictions. The recovery of these channels depend on the level and extent of government restrictions and recommendations and how consumer behaviour changes. The pace of recovery is difficult to estimate and is expected to vary across sales channels. Uncertainty in the economy and operating environment is high, and the risk of an economic slowdown is high.

Seasonality

There are substantial seasonal fluctuations in the consumption of alcoholic beverages impacting the net sales and cash flow of Altia. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, whereas the first quarter of the year is significantly lower. In addition, excise taxes related to the high season at the end of the year are paid in January, resulting in large cash outflows at the beginning of the year.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 20

Short-term outlook

Altia has decided to provide a short-term outlook but no guidance for 2021, due to the uncertainties caused by COVID-19 and the low predictability for the full year 2021.

In the first half of 2021, COVID-19 is expected to impact travel retail, exports and on-trade. The channel shift in the monopoly markets is expected to continue for as long as travel retail and on-trade continue to be restricted. The situation is expected to stabilise earliest after the summer period.

In Altia Industrial, for the first half of 2021, COVID-19 is expected to continue to impact contract manufacturing and industrial products in a significant way. The increased prices of imported ethanol puts pressure on technical ethanol margins. The barley prices have increased at the beginning of this year and the price level is expected to be higher than in 2020 until the new crop.

The recovery of the operating environment depends largely on the development of COVID-19, the progress of vaccinations, and changes in consumer behaviour.

Financial calendar for 2021

The Annual Report 2020 including the financial statements, Board of Directors' report, Auditor's report, the Corporate Governance statement and the remuneration report will be published in English and Finnish on Altia’s website at the end of week 8. The Annual Report includes also the Sustainability Report.

Altia Plc will publish financial reports in 2021 as follows:

•	28 April: Business Review for January-March 2021

•	18 August: Half-Year Report for January-June 2021

•	3 November: Business Review for January-September 2021

Annual General Meeting 2021

Altia Plc’s Annual General Meeting (AGM) 2021 is planned to be held on 19 March 2021 in Helsinki. The notice to the AGM will be available on Altia’s website.

Dividend proposal

According to the financial statements on 31 December 2019, the parent company’s distributable funds amount to EUR 87 630 619.27 including profit for the period of EUR 5 873 094.86.

There have been no significant changes to the parent company’s financial position after the end of the financial year.

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.35 per share be paid for the financial year 2020.

Arcus’ Board of Directors have similarly proposed to the Annual General Meeting of Arcus that an annual dividend of NOK 1.66 per share be paid for the financial year 2020, reflecting the relative value of Altia and Arcus agreed upon in the merger plan, meaning that dividends for the financial year 2020 to be paid by Altia and Arcus, respectively, will not have an impact on the agreed valuation of the companies for the purpose of the Altia and Arcus merger.

Altia’s Board of Directors also proposes to the Annual General Meeting that the dividend authorisation decided by the Extraordinary General Meeting 2020 to pay an extra dividend of EUR 0.40 per share to Altia's shareholders in connection with and prior to the closing of the Altia and Arcus merger be renewed.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 21

Events after the period

On 8 January 2021, it was announced that the Finnish Competition and Consumer Authority has moved its investigation of the combination of Altia and Arcus into phase II.

On 21 January 2021, the proposals by Altia’s Shareholders’ Nomination Board to Altia’s Annual General Meeting 2021 on the number of members, composition and remuneration of the Board of Directors were announced.

Helsinki, 24 February 2020

Altia Plc

Board of Directors

IMPORTANT INFORMATION

The securities referred to in this document in relation to the merger have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this document has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger under the Merger Plan.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 22

Consolidated income statement

EUR million	Q4 20	Q4 19	2020	2019

NET SALES	106.5	110.1	342.4	359.6
Other operating income	1.8	2.3	6.2	7.6
Materials and services	-59.8	-63.2	-192.5	-213.1
Employee benefit expenses	-13.4	-11.7	-49.1	-45.9
Other operating expenses	-21.5	-17.6	-66.6	-65.0
Depreciation, amortisation and impairment	-4.3	-4.5	-17.4	-17.9
OPERATING RESULT	9.3	15.3	22.9	25.1
Finance income	0.0	0.6	0.2	3.5
Finance expenses	-1.1	-1.1	-3.1	-5.7
Share of profit in associates and joint ventures and income from interests in joint operations	0.1	0.2	1.2	1.6
RESULT BEFORE TAXES	8.2	15.0	21.3	24.6
Income tax expense	-0.9	-4.6	-3.5	-6.2
RESULT FOR THE PERIOD	7.3	10.4	17.8	18.4

Result for the period attributable to:
Owners of the parent	7.3	10.4	17.8	18.4

Earnings per share for the result attributable to owners of the parent, EUR
Basic and diluted	0.20	0.29	0.49	0.51

Consolidated statement of comprehensive income

EUR million	Q4 20	Q4 19	2020	2019
Result for the period	7.3	10.4	17.8	18.4

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	0.2	-0.2	0.2	-0.2
Related income tax	-0.0	0.0	-0.0	0.0
Total	0.2	-0.2	0.2	-0.2
Items that may be reclassified to profit or loss
Cash flow hedges	-0.4	-0.6	0.2	-1.3
Translation differences	4.2	1.0	1.8	-2.4
Income tax related to these items	0.1	0.1	-0.0	0.3
Total	3.9	0.5	2.0	-3.5
Other comprehensive income for the period, net of tax	4.1	0.3	2.2	-3.6
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11.4	10.7	20.0	14.8

Total comprehensive income attributable to:
Owners of the parent	11.4	10.7	20.0	14.8

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 23

Consolidated balance sheet

EUR million	31 Dec 2020	31 Dec 2019
ASSETS
Non-current assets
Goodwill	81.4	80.1
Other intangible assets	20.7	25.2
Property, plant and equipment	58.9	60.9
Right-of-use assets	10.2	10.4
Investments in associates and joint ventures and interests in joint operations	9.1	8.8
Financial assets at fair value through other comprehensive income	1.4	1.4
Deferred tax assets	1.4	0.9
Total non-current assets	183.2	187.7

Current assets
Inventories	92.3	92.0
Contract assets	0.2	0.2
Trade and other receivables	46.8	54.4
Current tax assets	2.4	1.6
Cash and cash equivalents	130.7	64.2
Total current assets	272.3	212.4

TOTAL ASSETS	455.6	400.2

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	60.5	60.5
Invested unrestricted equity fund	1.2	1.2
Fair value reserve	0.6	0.6
Legal reserve	0.1	0.1
Hedge reserve	-0.9	-1.0
Translation differences	-20.5	-22.1
Retained earnings	115.3	111.9
Total equity	156.3	151.2

Non-current liabilities
Deferred tax liabilities	16.8	16.7
Borrowings	69.6	76.1
Lease liabilities	7.0	7.1
Employee benefit obligations	1.1	1.4
Total non-current liabilities	94.5	101.3

Current liabilities
Borrowings	46.5	6.5
Lease liabilities	3.7	3.4
Trade and other payables	152.6	134.7
Contract liabilities	0.5	0.5
Current tax liabilities	1.5	2.5
Total current liabilities	204.8	147.6

Total liabilities	299.2	249.0

TOTAL EQUITY AND LIABILITIES	455.6	400.2

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 24

Consolidated statement of changes in equity

Equity attributable to owners of the parent EUR million	Share capital	Invested unrestricted equity fund	Fair value reserve	Legal reserve	Hedge reserve	Translation differences	Retained earnings	Total equity
Equity at 1 January 2019	60.5	1.2	0.6	-	0.0	-19.6	107.3	150.1
Total comprehensive income
Result for the period	-	-	-	-	-	-	18.4	18.4
Other comprehensive income (net of tax)
Cash flow hedges	-	-	-	-	-1.0	-	-	-1.0
Translation differences	-	-	-	-	-	-2.5	0.1	-2.4
Remeasurements of post-employement benefit obligations	-	-	-	-	-	-	-0.2	-0.2
Total comprehensive income for the period	-	-	-	-	-1.0	-2.5	18.3	14.8
Transactions with owners
Dividend distribution	-	-	-	-	-	-	-13.7	-13.7
Share based payments	-	-	-	-	-	-	0.1	0.1
Total transactions with owners	-	-	-	-	-	-	-13.6	-13.6
Transfer to reserve	-	-	-	0.1	-	-	-0.1	0.0
Equity at 31 December 2019	60.5	1.2	0.6	0.1	-1.0	-22.1	111.9	151.2

Equity at 1 January 2020	60.5	1.2	0.6	0.1	-1.0	-22.1	111.9	151.2
Total comprehensive income
Result for the period	-	-	-	-	-	-	17.8	17.8
Other comprehensive income (net of tax)
Cash flow hedges	-	-	-	-	0.2	-	-	0.2
Translation differences	-	-	-	-	-	1.6	0.3	1.8
Remeasurements of post-employement benefit obligations	-	-	-	-	-	-	0.2	0.2
Total comprehensive income for the period	-	-	-	-	0.2	1.6	18.3	20.0
Transactions with owners
Dividend distribution	-	-	-	-	-	-	-15.2	-15.2
Share based payments	-	-	-	-	-	-	0.3	0.3
Total transaction with owners	-	-	-	-	-	-	-14.9	-14.9
Equity at 31 December 2020	60.5	1.2	0.6	0.1	-0.9	-20.5	115.3	156.3

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 25

Consolidated statement of cash flows

EUR million	Q4 20	Q4 19	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Result before taxes	8.2	15.0	21.3	24.6
Adjustments
Depreciation, amortisation and impairment	4.3	4.5	17.4	17.9
Share of profit in associates and joint ventures and income from interests in joint operations	-0.1	-0.2	-1.2	-1.6
Net gain on sale of non-current assets	-0.0	-	-0.0	-0.0
Finance income and costs	1.1	0.5	2.9	2.2
Other adjustments	0.2	-0.6	0.4	-0.8
	5.6	4.2	19.4	17.7
Change in working capital
Change in inventories, increase (-) / decrease (+)	13.1	18.8	0.2	7.4
Change in contract assets, trade and other receivables, increase (-) / decrease (+)	-0.2	-8.8	7.7	5.3
Change in contract liabilities, trade and other payables, increase (+) / decrease (-)	26.2	24.1	16.8	3.8
Change in working capital	39.1	34.1	24.7	16.5

Interest paid	-0.4	-0.4	-1.6	-1.6
Interest received	0.0	0.1	0.1	0.2
Other finance income and expenses paid	-0.7	-0.2	-1.4	-1.7
Income taxes paid	-1.7	0.6	-6.4	-3.1
Financial items and taxes	-2.7	0.1	-9.3	-6.1

NET CASH FLOW FROM OPERATING ACTIVITIES	50.2	53.4	56.1	52.6

CASH FLOW FROM INVESTING ACTIVITIES
Payments for property, plant and equipment and intangible assets	-2.3	-1.5	-7.0	-6.8
Proceeds from sale of property, plant and equipment and intangible assets	0.1	0.0	0.3	0.1
Investments in associated companies and joint ventures	-	-	-	-0.2
Interest received from investments in joint operations	-	-	0.9	0.9
Dividends received	-	-	0.2	-
NET CASH FLOW FROM INVESTING ACTIVITIES	-2.2	-1.5	-5.6	-6.0

CASH FLOW FROM FINANCING ACTIVITIES
Changes in commercial paper program	10.0	-12.0	40.0	-
Repayment of borrowings	-	-	-6.5	-6.5
Repayment of lease liabilities	-1.0	-0.9	-3.7	-3.7
Dividends paid and other distributions of profits	-7.6	-	-15.2	-13.7
NET CASH FLOW FROM FINANCING ACTIVITIES	1.4	-12.9	14.6	-23.9

CHANGE IN CASH AND CASH EQUIVALENTS	49.4	39.0	65.1	22.7

Cash and cash equivalents at the beginning of the period	77.4	24.1	64.2	42.0
Translation differences on cash and cash equivalents	3.9	1.2	1.4	-0.5
Change in cash and cash equivalents	49.4	39.0	65.1	22.7
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	130.7	64.2	130.7	64.2

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 26

Accounting principles

This financial statements bulletin has been prepared in accordance with the International Financial Reporting Standards (IFRS) and IAS 34 Interim Financial Reporting as approved by the EU.

All figures have been rounded and consequently the sum of individual figures can deviate from the presented aggregate figure.

The Group adopts the guidance on alternative performance measures issued by the European Securities and Market Authority (ESMA). In addition to key ratios, The Group releases other commonly used alternative key ratios mainly derived from the statement of comprehensive income and consolidated balance sheet. In addition to IFRS and alternative key ratios, the adjusted alternative key ratios are used by adding or deducting items affecting comparability.

The figures in the financial statements bulletin are based on Altia Plc’s 2020 financial statements.

Seasonality

There are substantial seasonal fluctuations in the consumption of alcoholic beverages impacting the net sales and cash flow of Altia. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, whereas the first quarter of the year is significantly lower. In addition, excise taxes related to the high season at the end of the year are paid in January, resulting in large cash outflows at the beginning of the year.

Impacts of COVID-19 on Group financial position

•	COVID-19 may impact Altia’s financial position in many ways and increase the uncertainty related to the values of its assets. Due to this Altia has assessed the impact of the pandemic on its financial position and has considered the values of assets and liabilities that include critical accounting estimates and require management judgement. The identified and expected effects have been taken into consideration in the reported figures and in the forecasts requiring management judgement.

•	Altia has carried out annual impairment tests for goodwill and for trademarks on 31 October 2020. The impact of the COVID-19 has been taken into account in forecasted profitability together with other assumptions used for impairment testing or for evaluating the amortization periods of the intangible assets. On the basis of the impairment calculations, there has been no need for impairment of goodwill for any CGU or for trademarks

•	The value of inventory is monitored on a regular basis also for slow moving items. COVID-19 has not had a material impact on the value of inventory.

•	Altia Group reviewed its financial risks more thoroughly in 2020 due to COVID-19.The management has analysed the credit risks of trade receivables and the loss allowance for trade receivables. According to management the loss allowances are sufficient based on the following. The significant portion of the sales of Finland and Exports and Scandinavia are for monopoly channels. Trade receivables to Finnish and Swedish monopolies are sold and are derecognized from the balance sheet as the contractual rights and all the related substantial risks have been transferred outside the Group. The payment behavior of Altia Industrial segment’s customers has not changed due to COVID-19. Historically the amount of overdue trade receivables has been low and the amount of overdue receivables have not materially increased due to COVID-19. The overdue receivables have been assessed on customer level. After the reporting period, there have been no indications that loss allowances at the reporting period were not sufficient.

•	The management has analyzed that the liquidity risk has not increased significantly based on the following reasons. The reported net debt at 31.12.2020 was EUR -3.9 million and cash and cash equivalents EUR 130.7 million. Group’s liquidity position has been strong throughout the year due to positive development of operational cash flow and the actions to secure liquidity during the pandemic by issuing commercial papers. Group also has a EUR 60 million unused revolving credit facility. Group has fulfilled its covenants determined in the Group’s loan terms.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 27

Segment information

Net sales by segment

EUR million	Q4 20	Q3 20	Q2 20	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Finland & Exports	34.4	29.8	29.2	23.8	37.8	31.2	34.7	25.0	39.5	31.8	35.4	27.1
Scandinavia	46.4	27.4	28.1	22.0	44.5	25.6	29.0	21.7	42.8	25.0	27.4	22.5
Altia Industrial	25.7	29.4	23.8	22.4	27.8	27.7	27.5	27.1	28.6	28.9	24.2	24.0
Total	106.5	86.6	81.0	68.2	110.1	84.5	91.2	73.8	110.9	85.7	87.1	73.5

EUR million	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Finland & Exports
Net sales total	34.5	37.9	-9.0	117.7	129.0	-8.8
Net sales, internal	-0.1	-0.1	-25.8	-0.5	-0.4	25.0
Net sales, external	34.4	37.8	-9.0	117.2	128.6	-8.9
Scandinavia
Net sales total	46.6	44.7	4.2	124.4	121.4	2.5
Net sales, internal	-0.2	-0.3	-27.9	-0.5	-0.7	-28.6
Net sales, external	46.4	44.5	4.4	123.9	120.7	2.7
Altia Industrial
Net sales total	38.0	38.6	-1.7	143.1	149.7	-4.4
Net sales, internal	-12.3	-10.8	13.7	-41.9	-39.4	6.3
Net sales, external	25.7	27.8	-7.7	101.2	110.2	-8.2
Group
Net sales total	119.1	121.3	-1.8	385.2	400.0	-3.7
Net sales, internal	-12.6	-11.2	12.2	-42.9	-40.5	5.9
Net sales, external	106.5	110.1	-3.2	342.4	359.6	-4.8

Net sales by product category (IFRS 15)

EUR million	Q4 20	Q4 19	Change, %	2020	2019	Change, %
Spirits	35.3	35.7	-1.1	119.1	121.3	-1.8
Wine	44.6	45.8	-2.6	119.5	124.9	-4.4
Other beverages	0.9	0.8	12.5	2.5	3.1	-19.7
Industrial products and services	25.7	27.8	-7.7	101.2	110.2	-8.2
Total	106.5	110.1	-3.2	342.4	359.6	-4.8

Comparable EBITDA by segment

EUR million	Q4 20	Q4 19	2020	2019
Finland & Exports	6.0	7.3	19.8	20.6
Scandinavia	9.5	9.1	14.2	12.1
Altia Industrial	4.2	4.5	17.9	11.4
Other	-0.8	-1.3	0.5	0.7
Total	19.0	19.7	52.4	44.8
% net sales	17.9	17.9	15.3	12.4

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 28

EUR million	Q4 20	Q3 20	Q2 20	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Finland & Exports	6.0	5.5	5.5	2.8	7.3	5.0	5.3	3.0	6.2	4.9	4.6	3.4
Scandinavia	9.5	1.9	2.9	-0.1	9.1	1.3	2.0	-0.3	8.0	0.8	1.5	-0.1
Altia Industrial	4.2	6.5	4.9	2.2	4.5	3.6	2.3	1.0	2.2	4.8	2.5	1.4
Other	-0.8	0.7	-0.1	0.7	-1.3	1.5	-0.2	0.6	-0.6	-0.3	0.2	0.4
TOTAL comparable EBITDA	19.0	14.6	13.2	5.5	19.7	11.4	9.4	4.3	15.9	10.3	8.7	5.2
Items affecting comparability	-5.5	-5.9	-0.7	-0.1	0.2	-1.6	-0.2	-	-1.5	0.0	-0.4	-4.1
EBITDA	13.5	8.8	12.6	5.4	19.8	9.8	9.2	4.3	14.4	10.3	8.3	1.1
Depreciation, amortisation and impairment	-4.3	-4.3	-4.4	-4.4	-4.5	-4.5	-4.5	-4.5	-3.7	-3.6	-3.5	-3.5
Operating result	9.3	4.5	8.2	1.0	15.3	5.3	4.8	-0.3	10.7	6.6	4.8	-2.5

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 29

Notes to the tables

Property, plant and equipment, intangible assets And right-of-use assets

EUR million	Intangible assets	Goodwill	Property, plant and equipment	Right-of-use assets	Total
Acquisition cost at 1 January 2020	148.1	128.3	247.9	14.1	538.4
Additions	1.2	-	6.1	3.3	10.6
Disposals	-0.0	-	-1.4	-0.2	-1.7
Effect of movement in exchange rates	1.8	-5.3	0.2	0.3	-3.0
Acquisition cost at 31 December 2020	151.1	123.0	252.9	17.5	544.4

Accumulated depreciation, amortisation and impairment losses at 1 January 2020	-123.0	-48.2	-187.0	-3.7	-361.8
Depreciation and amortisation	-6.0	-	-8.0	-3.5	-17.4
Accumulated depreciation and amortisation on disposals and transfers	0.0	-	1.2	0.1	1.3
Effect of movement in exchange rates	-1.5	6.6	-0.1	-0.2	4.8
Accumulated depreciation, amortisation and impairment losses at 31 December 2020	-130.4	-41.6	-194.0	-7.2	-373.2

Carrying amount at 1 January 2020	25.2	80.1	60.9	10.4	176.6
Carrying amount at 31 December 2020	20.7	81.4	58.9	10.2	171.3

Acquisition cost at 1 January 2019	147.3	128.0	244.6	-	519.9
IFRS 16 acquisition cost 1 January 2019	-	-	-	10.7	10.7
Acquisition cost as at 1 January 2019, restated	147.3	128.0	244.6	10.7	530.6
Additions	2.0	-	4.8	3.5	10.3
Disposals	-0.1	-	-1.3	-0.1	-1.5
Effect of movement in exchange rates	-1.1	0.3	-0.1	-0.1	-1.0
Acquisition cost at 31 December 2019	148.1	128.3	247.9	14.1	538.4

Accumulated depreciation, amortisation and impairment losses at 1 January 2019	-117.8	-47.3	-179.9	-	-345.0
Depreciation and amortisation	-6.2	-	-8.1	-3.7	-18.0
Accumulated depreciation and amortisation on disposals and transfers	0.1	-	1.0	0.0	1.0
Effect of movement in exchange rates	0.9	-0.9	0.0	-0.0	0.1
Accumulated depreciation, amortisation and impairment losses at 31 December 2019	-123.0	-48.2	-187.0	-3.7	-361.8

Carrying amount at 1 January 2019	29.6	80.7	64.6	-	174.9
Carrying amount at 31 December 2019	25.2	80.1	60.9	10.4	176.6

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 30

Related party transactions

The following transactions have taken place with related parties:

EUR million	2020	2019
Sales of goods and services
Associates, joint ventures and joint operations	1.0	0.8
Other companies considered related parties	83.1	76.5
Total	84.0	77.3
Purchases of goods and services
Associates, joint ventures and joint operations	1.7	1.9
Other companies considered related parties	1.7	1.2
Total	3.4	3.2

Outstanding balances from sales and purchases of goods and services	31 Dec 2020	31 Dec 2019
Receivables
Other companies considered related parties	0.9	0.9
Payables
Associates, joint ventures and joint operations	0.5	0.2
Other companies considered related parties	0.2	0.1

The Company's related parties include the subsidiaries, associated companies, joint ventures and joint operations. Related party transactions include such operations that are not eliminated in the Group´s consolidated financial statements.

Related party also include the Board of Directors, the CEO, the members of the Executive Management Team and their family members as well as entities controlled or jointly controlled by these persons. Also, entities that are controlled or jointly controlled by, or are associates of the State, are related parties of Altia. Altia has applied the exemption to report only material transactions with the government related entities. Transactions with related parties are entered into on market terms. Altia has related party transactions on a continuous basis with its major customer Alko. Transactions with Alko have been presented above under Other companies considered related parties.

Associated companies and joint arrangements

EUR million	31 Dec 2020	31 Dec 2019
Investments in associated companies and joint ventures:
At the beginning of the reporting period	1.2	0.3
Additions	-	0.2
Share of result for the period	0.3	0.7
At the end of the reporting period	1.5	1.2

Financial summary of associated companies and joint ventures:
Assets	8.7	8.8
Liabilities	3.3	4.9
Net assets	5.4	3.9
Net sales	16.4	18.5
Result for the period	1.3	2.6

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 31

Collaterals, commitments and contingent assets and liabilities

EUR million	31 Dec 2020	31 Dec 2019
Collaterals given on behalf of Group companies
Mortgages	18.5	18.5
Guarantees	3.8	5.9
Total collaterals	22.3	24.4
Commitments
Short-term and low value lease obligations
Less than one year	0.1	0.2
Between one and five years	0.1	0.1
Total short-term and low value lease obligations	0.2	0.3
Other commitments	19.1	20.8
Total commitments	19.4	21.1

Assets not recognised in the balance sheet
Emission allowances, kilotons	31 Dec 2020	31 Dec 2019
Emission allowances received	26.4	26.4
Excess emission allowances from the previous period	4.0	30.6
Adjustments related to prior year's estimates	-	-0.0
Sold emission allowances	-	-33.0
Realised emissions	-19.6	-20.0
Total emission allowances	10.9	4.0

Fair value of emission allowances (EUR million)	0.3	0.1

Fair value of financial assets and liabilities

Financial assets, fair value, EUR million	31 Dec 2020	31 Dec 2019

Level 2
Financial assets at fair value through profit or loss
Forward exchange contracts	0.0	0.0

Derivatives, hedge accounting
Forward exchange contracts	0.0	0.0
Commodity derivatives	0.6	0.3

Level 3
Financial assets at fair value through other comprehensive income
Unquoted shares	1.4	1.4

Financial liabilities, fair value, EUR million	31 Dec 2020	31 Dec 2019

Level 2
Financial liabilities at fair value through profit or loss
Forward exchange contracts	0.2	0.1

Derivatives, hedge accounting
Forward exchange contracts	0.8	0.4
Interest rate derivatives	1.0	1.2

The derivatives have been presented in the note above. The carrying amounts of other financial assets and liabilities in the balance sheet equal their fair value.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 32

Share-based incentive scheme

In February 2020, the Board of Directors decided on a new earning period in the long-term performance share plan (PSP) for the management and key employees of Altia Group. The incentive scheme was established and announced in February 2019.

The second plan within the structure, PSP 2020–2022, commences as of the beginning of 2020 and the potential share reward thereunder will be paid in the spring 2023 provided that the performance targets set by the Board of Directors are achieved. The potential reward will be paid in listed shares of Altia.

The performance targets based on which the potential share reward under PSP 2020–2022 will be paid are the relative total shareholder return of Altia’s share and earnings per share. Eligible to participate in PSP 2020–2022 are approximately 25 individuals.

If all the performance targets set for PSP 2020–2022 are fully achieved, the aggregate maximum number of shares to be paid based on this second plan is approximately 271 000 shares. This number of shares represents a gross earning, from which the applicable payroll tax is withheld and the remaining net value is paid to the participants in shares.

The aggregate gross value of this second plan is approximately EUR 2.3 million.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 33

Appendix 1

Key ratios

		2020	2019	2018
Income statement
Net sales	EUR million	342.4	359.6	357.3
Comparable EBITDA	EUR million	52.4	44.8	40.0
(% of net sales)%		15.3	12.4	11.2
EBITDA	EUR million	40.3	43.1	34.0
Comparable operating result (EBIT)	EUR million	35.0	26.8	25.6
(% of net sales)%		10.2	7.5	7.2
Operating result	EUR million	22.9	25.1	19.7
Result before taxes	EUR million	21.3	24.6	18.6
Result for the period	EUR million	17.8	18.4	15.1
Items affecting comparability	EUR million	-12.1	-1.7	-6.0

Balance sheet
Cash and cash equivalents	EUR million	130.7	64.2	42.0
Total equity	EUR million	156.3	151.2	150.1
Borrowings	EUR million	116.1	82.6	89.4
Invested capital	EUR million	272.4	233.8	239.5

Profitability
Return on equity (ROE)%		11.6	12.2	10.5
Return on invested capital (ROI)%		7.7	8.5	7.0

Financing and financial position
Net debt	EUR million	-3.9	28.9	47.4
Gearing	%	-2.5	19.1	31.6
Equity ratio	%	34.3	37.8	38.4
Net cash flow from operating activities	EUR million	56.1	52.6	6.5
Net debt/comparable EBITDA		-0.1	0.6	1.2

Share-based key ratios
Earnings / share (Basic and diluted)	EUR	0.49	0.51	0.42
Equity / share	EUR	4.33	4.18	4.15
Dividend / share	EUR	0.75*	0.42	0.38
Dividend / earnings	%	152.2*	82.6	91.2
Effective dividend yield	%	7.5*	5.1	5.4
Price / earnings		20.3	16.1	17.0
Closing share price on the last day of trading	EUR	9.98	8.18	7.07
Highest share price	EUR	10.40	8.22	9.50
Lowest share price	EUR	7.01	7.08	7.015
Market value of shares at the end of the period	EUR million	360.7	295.6	255.5
Number of shares outstanding at the end of the period		36 140 485	36 140 485	36 140 485

Personnel
Average number of personnel		650	682	718

* Board's dividend proposal for the financial year 2020 EUR 0.35 per share and an authorisation for an extra dividend EUR 0.40 per share.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 34

Reconciliation of alternative performance measures (APM) to IFRS figures and items affecting comparability (IAC)

EUR million	Q4 20	Q4 19	2020	2019
Items affecting comparability
Net gains or losses from business and assets disposals	-	0.3	-	0.1
Cost for closure of business operations and restructurings	-	-0.1	-0.3	-0.2
Major corporate projects
Costs related to the closed voluntary pension scheme	-	-	-0.5	-1.6
Costs related to the merger plan of Altia and Arcus	-5.5	-	-11.4	-
Total items affecting comparability	-5.5	0.2	-12.1	-1.7

Comparable EBITDA
Operating result	9.3	15.3	22.9	25.1
Less:
Depreciation, amortisation and impairment	4.3	4.5	17.4	17.9
Total items affecting comparability	5.5	-0.2	12.1	1.7
Comparable EBITDA	19.0	19.7	52.4	44.8
% of net sales	17.9	17.9	15.3	12.4

Comparable EBIT
Operating result	9.3	15.3	22.9	25.1
Less:
Total items affecting comparability	5.5	-0.2	12.1	1.7
Comparable EBIT	14.8	15.2	35.0	26.8
% of net sales	13.9	13.8	10.2	7.5

Altia presents alternative performance measures as additional information to financial measures presented in the consolidated income statement, consolidated balance sheet and consolidated statement of cash flows prepared in accordance with IFRS. In Altia’s view, alternative performance measures provide significant additional information on Altia’s results of operations, financial position and cash flows to management, investors, analysts and other stakeholders.

Alternative performance measures should not be viewed in isolation or as a substitute to the IFRS financial measures. All companies do not calculate alternative performance measures in a uniform way, and therefore Altia’s alternative performance measures may not be comparable with similarly named measures presented by other companies.

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 35

The definitions and reasons for the use of financial key indicators

Key figure	Definition	Reason for the use
Operating margin, %	Operating result / Net sales	Operating result shows result generated by the operating activities
EBITDA	Operating result before depreciation and amortization	EBITDA is the indicator to measure the performance of the Group.
EBITDA margin, %	EBITDA / Net sales
Comparable operating result	Operating result excluding items affecting comparability

Comparable EBITDA, comparable EBITDA margin, comparable operating result and comparable operating margin are presented in addition to EBITDA and operating result to reflect the underlying business performance and to enhance comparability from period to period. Altia believes that these comparable performance measures provide meaningful supplemental information by excluding items outside normal business, which reduce comparability between the periods.

Comparable EBITDA is an internal measure to assess performance of Altia and key performance measure at segment level together with Net Sales.

Comparable EBITDA margin is also one of Altia’s financial targets. Comparable EBITDA is commonly used as a base for valuation purposes outside the Company and therefore important measure to report regularly.

Comparable operating margin, %	Comparable operating result / Net sales
Comparable EBITDA	EBITDA excluding items affecting comparability
Comparable EBITDA margin, %	Comparable EBITDA / Net sales
Items affecting comparability	Material items outside normal business, such as net gains or losses from business and assets disposals, impairment losses, cost for closure of business operations and restructurings, major corporate projects including direct transaction costs related to business acquisitions, voluntary pension plan change and costs related to other corporate development.
Invested capital	Total equity + Borrowings	Base for ROI measure.
Return on equity (ROE), %	Result for the period (rolling 12 months) / Total equity (average of reporting period and comparison period)	This measure can be used to evaluate how efficiently Altia has been able to generate results in relation to the total equity of the Company.
Return on invested capital (ROI), %	(Result for the period + Interest expenses) (rolling 12 months) / (Total equity + Non-current and current borrowings) (average of reporting period and comparison period)	This measure is used to evaluate how efficiently Altia has been able to generate net results in relation to the total investments made to the Company.
Borrowings	Non-current borrowings + Current borrowings	Net debt is an indicator to measure the total external debt financing of the Group.
Net debt	Borrowings + Non-current and current lease liabilities – Cash and cash equivalents
Gearing, %	Net debt / Total equity	Gearing ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s indebtedness. Important measure for the loan portfolio.
Equity ratio, %	Total equity / (Total assets – Advances received)	Equity / assets ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s capital used in the operations.
Net debt / comparable EBITDA	Net debt / Comparable EBITDA	The level of Net debt / Comparable EBITDA is one of Altia’s financial targets.
Earnings / share	Result for the period attributable to shareholders of the parent company / Share-issue adjusted number of shares during the period
Equity / share	Equity attributable to shareholders of the parent company / Share- issue adjusted number of shares at the end of period
Dividend / share	Dividend distribution for period / Number of shares (basic) at the end of period

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 36

Dividend / earnings, %	Dividend/share / Earnings/share
Effective dividend yield, %	Dividend/share / Price of share at the end of the accounting period
Price / earnings	Price of share at the end of accounting period / Earnings/share
Market value of outstanding shares	The number of shares at the end of accounting period x the price of the share at the end of accounting period

Financial Statements Bulletin | January–December 2020 | 25 February 2021 | page 37

Additional information:

Pekka Tennilä, CEO

Juhana Jokinen, Interim CFO

Contacts:

Analysts and investors: Tua Stenius-Örnhjelm, Investor Relations, tel. +358 40 7488864

Media: Petra Gräsbeck, Corporate Communications, tel. +358 40 767 0867

The results presentation will be held on 25 February 2021 at 11:00 am EET as a Microsoft Teams Meeting. We recommend that participants join the event using the online meeting option: Join meeting here

It is also possible to dial-in to the meeting about 5 minutes earlier at the following numbers:

FI: +358 9 2310 6678

SE: +46 8 502 428 54

UK: +44 20 3443 9579

US: +1 917-781-4622

Conference ID: 988 958 12#

Q&A: We recommend that questions to the management are sent through the Teams chat.

Presentation material: The presentation material will be shared in the online meeting and it can be downloaded on the same day on Altia’s website at: www.altiagroup.com/investors.

On-demand recording: A recording of the event will be available later on Altia’s website.

Distribution:

Nasdaq Helsinki Ltd

Principal media

www.altiagroup.com